UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2018 (Report No. 2)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On July 19, 2018, the Registrant convened an Annual General Meeting of Shareholders (the “Meeting”), however, the Meeting was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Meeting will be reconvened on Thursday, July 26, 2018 at 10:00 a.m. (Israel time) at Glusman & Co. Law offices, “Hashahar Tower,” 30th floor, 4 Ariel Sharon St., Givatayim 5320045, Israel.

This report on Form 6-K of the Registrant is incorporated by reference into the registration statement on Form F-3 (File No. 333-217173) and Form S-8 (File No. 333-214520) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd. (Registrant)

Date: July 19, 2018	By:	/s/ Yael Sandler
	Name:	Yael Sandler
Chief Financial Officer

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